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                            October 3, 2022

       Lloyd Spencer
       Chief Executive Officer
       CarbonMeta Technologies, Inc.
       13110 NE 177th Place, Suite 145
       Woodinville, WA 98072

                                                        Re: CarbonMeta
Technologies, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 16,
2022
                                                            File No. 333-266424

       Dear Lloyd Spencer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 4

   1. We note your response to prior comment 1. Please also revise the prospectus summary to disclose that Lloyd
Spencer, your CEO, controls the company through his ownership of super-voting Series G
Preferred Stock.
   2. We note your response to prior comment 3; however, it does not appear there is a separate section for your
business description in the amended filing. Revise the prospectus summary to comply with
Item 503 of Regulation S-K.
   3. As requested in prior comment 6, please disclose why the company was inactive between
                                                        October 2016 and June
2020.
 Lloyd Spencer
FirstName  LastNameLloyd   Spencer
CarbonMeta   Technologies, Inc.
Comapany
October    NameCarbonMeta Technologies, Inc.
        3, 2022
October
Page 2 3, 2022 Page 2
FirstName LastName
4. We note your response to prior comment 10; however, please expand your disclosure to provide the basis for your statements (including, for example, any citations to articles or studies), to discuss how the global market opportunity relates to the
company   s specific
         market opportunity as a development stage company with limited markets, and to address any assumptions and limitations associated with the calculation of such specific market opportunity.
5. Please revise your disclosure to discuss the specific governmental and environmental regulations to which the company is currently subject, or will be subject, in connection with its business plan.
The Offering, page 10

6. In response to prior comment 14, you copied the anti-dilution provisions of the notes and warrants straight from the governing document. Instead, please revise to provide a plain
         English description of the anti-dilution provisions and how they impact the conversion and exercise prices of the notes and warrants. In addition, disclose the current conversion and exercise prices of each of the notes and warrants.
Risk Factors
Future issuances of our Common Stock or securities convertible into our Common Stock..., page
26

7. Because there is a material risk of significant dilution, please revise this specific risk factor to include the information requested by prior comment 17. Specifically, please revise this risk factor to discuss in specific detail the potential dilution to common shareholders resulting from the conversion of your convertible notes and exercise of your warrants. Disclose the total number of shares that could be issued upon conversion and exercise of the convertible notes and warrants as of the most recent practicable date and using the most recent market price of your shares. For the convertible notes that are convertible based upon a discount to the market price at the time of conversion, also disclose the following information using tabular or bullet format to the extent possible:
             Based on the latest trading price of your shares, the amount of common shares that you would issue assuming full conversion of all the notes, the percentage of the total outstanding common shares these amounts represent, and that due to the floating conversion prices, you do not know the exact number of shares that you will issue upon conversion of the notes.
             The convertible notes are convertible at floating rates below the then-prevailing market price and, as a result, the lower the stock price at the time the holder converts, the more common shares the holder gets. Disclose the range of the discounts to the market price used to determine the conversion prices. Disclose, if true, there is no limit on how low the conversion price can be, which means that there is no limit on the number of shares that the company may be obligated to issue.
             To the extent the noteholders convert the notes and then sell the common stock, the common stock price may decrease due to the additional shares in the market. This
 Lloyd Spencer
CarbonMeta Technologies, Inc.
October 3, 2022
Page 3
              could allow the noteholders to receive greater amounts of common stock, the sales of which would further depress the stock price.
                If true, that the interest payable on the convertible notes is also convertible into shares of common stock. Disclose that the lower the common stock price, the more shares of common stock the holders of the convertible debentures will receive in payment of interest. Disclose the range of interest rates and how much has accrued as of a recent date.
                The conversion of the notes may result in substantial dilution to the interests of other holders of common stock since noteholders may ultimately convert and sell the full amount issuable on conversion. In this regard, state that, even if the noteholders are prohibited from converting notes if the shares would exceed a certain percentage of
              the company   s then-outstanding common stock (such as 4.99% or
9.99%), this
              restriction does not prevent the noteholders from converting and selling some of their holdings and then converting again to receive additional shares. In this way, the noteholders could sell more than these limits while never holding more than the limits.
                Provide a table that shows the number of shares that could be issued upon conversion of the notes (including accrued interest) based upon a reasonable range of market prices and conversion prices. The range should include market prices 25%, 50% and
              75% below the most recent actual price.
Description of Securities, page 32

8. We note your response to prior comment 20. Please revise your disclosure to specifically disclose the circumstances when Delaware law requires a vote by each of the classes of preferred shareholders. In addition, please disclose the voting rights, if any, of holders of
         Series E preferred stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 37

9. You provided information in response to prior comment 21 in your response letter. Please include this information in your disclosure.
12 Month Milestones To Implement Business Operations, page 38

10. We note your response to prior comment 23. Please disclose the anticipated costs of each step of your business development.
FirstName LastNameLloyd Spencer
Directors, Executive Officers, Promoters, and Control Persons, page 43
Comapany NameCarbonMeta Technologies, Inc.
OctoberPlease
11.           revise
         3, 2022 Pagepage
                      3 43 to disclose how much time Mr. Spencer devotes to the company.
FirstName LastName
 Lloyd Spencer
FirstName  LastNameLloyd   Spencer
CarbonMeta   Technologies, Inc.
Comapany
October    NameCarbonMeta Technologies, Inc.
        3, 2022
October
Page 4 3, 2022 Page 4
FirstName LastName
Executive Compensation, page 44

12. As requested in prior comment 28, please disclose whether Mr. Spencer s salary was paid or accrued.
Security Ownership of Certain Beneficial Owners and Management, page 45

13. We note your response to prior comment 30. In your next response letter, please explain in detail how you calculated Lloyd Spencer's beneficial ownership, including how you determined the number of shares into which his different series of preferred shares are convertible and the number of shares into which his warrants are exercisable.
14. As requested in prior comment 29, please revise the beneficial ownership table to:
             add a column to disclose the total percentage of voting power held by each individual listed in the table and the source of their voting rights;
             provide a cross-reference to the beneficial ownership tables for your series of preferred with voting rights that are set forth under "Description of Securities" or move these beneficial ownership tables under "Security Ownership of Certain
             Beneficial Owners and Management   ; and
             add a column to these tables to show total voting control for each person listed.

         Refer to Item 403(a) of Regulation S-K.
Exhibits

15. The License Agreement with Oxford University Innovation Limited filed as Exhibit 10.47 is undated. Please file the dated agreement or tell us why the dates are blank.
16. The Exhibit 23.2 consent refers to the report dated July 29, 2022 relating to the audit of the consolidated financial statements for the years ended December 31, 2022 and 2021.
         However, the Report of Independent Registered Public Accounting Firm refers to the financial statements as of December 31, 2021 and December 31, 2020. Please revise or advise.
General

17. Please disclose whether the company, its executive, or any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.
 Lloyd Spencer
FirstName  LastNameLloyd   Spencer
CarbonMeta   Technologies, Inc.
Comapany
October    NameCarbonMeta Technologies, Inc.
        3, 2022
October
Page 5 3, 2022 Page 5
FirstName LastName
18. We note your response to prior comment 13. Please add a line item to the registration statement cover page indicating that you are an emerging growth company. Refer to Form
         S-1. In addition, revise your prospectus to discuss your emerging growth company status, including the following:
             Describe how and when a company may lose emerging growth company status;
             Provide a brief description of the various exemptions that are available to you, such
              as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section
              14A(a) and (b) of the Securities Exchange Act of 1934;
             Disclose your election under Section 107(b) of the Act to use the extended transition
              period for complying with new or revised accounting standards under Section
              102(b)(2)(B) of the Act; and
             Describe the risks resulting from this election, including that your financial
              statements may not be comparable to companies that comply with public company effective dates.

       You may contact Amanda Kim, Senior Staff Accountant, at 202-551-3241 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact
Alexandra Barone, Staff Attorney, at 202-551-8816 or Kathleen Krebs, Special Counsel, at 202-
551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Gary Blum, Esq.